Exhibit 99.5

NICE Actimize Showcases How Intelligent eComms Surveillance Is
Transforming Compliance and Conduct Risk Management in Its Global Event Series

NICE Actimize’s Intelligent eComms Surveillance solution, powered by artificial intelligence and automation, monitors conversations across all communication channels

Hoboken, N.J., September 11, 2018 – NICE Actimize, a NICE (NASDAQ: NICE) business and the leader in Autonomous Financial Crime Management, is hosting a series of global events to educate financial services organization (FSO) professionals on the challenges of electronic communications (eComms) surveillance and which are designed to demonstrate how its innovative Intelligent eComms Surveillance solution can transform compliance and conduct risk management, while avoiding reputational damage and fines. By attending any event in the NICE Actimize Global Event Series, executives will get a first-hand look at the regulatory compliance landscape and learn how to achieve compliance more efficiently and to mitigate burgeoning conduct risk.

“As the volume and variety of regulated communications increases, surveillance challenges are becoming substantially more complex,” said Chris Wooten, Executive Vice President, NICE. “NICE Actimize’s Intelligent eComms Surveillance solution automates the entire surveillance and investigation process, from detection to resolution, for all communications, so firms can meet their regulatory obligations more efficiently while avoiding reputational damage and fines. With this increased risk and complexity top of mind, we are providing deeper insights and a closer look at how to address these issues within this global series of educational events.”

NICE Actimize’s Intelligent eComms Surveillance
Powered by artificial intelligence and automation, NICE Actimize’s Intelligent eComms Surveillance solution is a comprehensive platform for automating employee surveillance and investigations. The solution provides a single platform for monitoring 100 percent communications across all communication channels, including voice, so analysts can easily uncover hidden conduct risks, collusion, and insider trading.

As an open, agnostic platform, NICE Actimize’s Intelligent eComms Surveillance solution supports hundreds of data types and can connect to, ingest and index data from storage vaults containing emails, instant messages, chat room communications, social media threads, text messages and voice calls. With integrated Trade Reconstruction, compliance analysts can automatically reconstruct complete communication and trade timelines. A single surveillance platform reduces operational, infrastructure, support, training and maintenance costs.

NICE Actimize’s Intelligent eComms Surveillance solution uses Natural Language Understanding (text analytics and linguistics), machine learning and intelligent analytics (all fine-tuned for financial markets) to comprehend the true context of conversations and accurately identify risk. Risk detection models analyze communications (across dozens of languages) for misconduct scenarios, including collusion, bragging, insider trading, and market manipulation. Risky communications are automatically flagged, scored and prioritized for policy review.

This systematic approach enables firms to identify suspicious communications with unprecedented accuracy, and has been proven to reduce false positives by as much as 50 per cent. Since surveillance often culminates in a costly investigations process, the eComms surveillance solution also includes NICE Actimize’s integrated case management to automate the investigation process.

NICE Actimize Intelligent eComms Global Events
Hosted executive seminars and webinars are the focal points of this ecommunications educational series. The live webinar will be executed in association with Financial Technologies Forum, a prominent industry resource for industry insights and education. The webinar will feature leading subject matter experts from NICE Actimize and Accenture. Live networking events will take place in London and Singapore throughout September and October and are designed to provide a dialogue on regulatory compliance, increased audit responsiveness and reduced fines while providing a first-hand look at NICE Actimize’s Intelligent eCommunications solution.

The global events schedule includes:
•
Intelligent eComms Surveillance Executive Luncheon, Thursday, September 13, Searcy’s at the Gherkin, London. Featured speaker includes Dan Simpson, Head of Research, JWG Group, along with NICE Actimize subject matter experts. Register to attend by clicking here.

•
Intelligent Trade Compliance Breakfast Briefing, Thursday, October 4, Oasia Hotel, Singapore. Featured speaker includes Steve LoGalbo, Director of Product Management, NICE Actimize. Register to attend by clicking here.

•
Webinar: “Cracking the Code: Bringing Accuracy to eCommunications Surveillance”. September 20. NICE Actimize is co-presenting an educational webinar with experts from Accenture and Financial Technologies Forum.  Featured speakers will include Jonathan Frieder, Compliance and Technology Lead, Accenture; Steve LoGalbo, Director of Product Management, NICE Actimize and Maureen Lowe, President and Founder, Financial Technologies Forum. The webinar will provide advice on how firms can transform their eComms surveillance programs to improve efficiency, and reduce regulatory and reputational risk. Register to attend

For further information on NICE Actimize’s Intelligence eComms Surveillance solution, please click here.

For more info on these upcoming events or to learn more about NICE Actimize’s Intelligent eComms solution, please email compliance@niceactimize.com.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
NICE (Nasdaq: NICE) is the world's leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Cindy Morgan-Olson, 201-551-5202, cindy.morgan-olson@niceactimize.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.